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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO.         13        )*
                                     -------------------

                                   Fina, Inc.
                                ----------------
                                (Name of Issuer)

                              Class A Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    028861102
                                 --------------
                                 (CUSIP Number)

       Linda Middleton, Petrofina Delaware, Incorporated, P.O., Box 2159,
                       Dallas, Texas 75221 (214-750-2816)
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                February 17, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP NO.      028861102                                                             PAGE 2 OF    PAGES
          ----------------------                                                               --

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
           NAME OF REPORTING PERSON
1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Petrofina Delaware, Incorporated, Employer Identification No. 75-1568251

------------------------------------------------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a) [ ]
2                                                                                                                            (b) [X]

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           SEC USE ONLY
3

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           SOURCE OF FUNDS*
4          OO

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           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]
5

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           CITIZENSHIP OR PLACE OF ORGANIZATION
6
           Delaware Corporation
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                                        SOLE VOTING POWER
                             7
                                        24,796,112 Shares of Class A Common Stock
                                         2,000,000 Shares of Class B Common Stock
                             -------------------------------------------------------------------------------------------------------
         NUMBER OF                      SHARED VOTING POWER
          SHARES             8
       BENEFICIALLY                           0 Shares of Class A Common Stock
         OWNED BY                             0 Shares of Class B Common Stock
           EACH              -------------------------------------------------------------------------------------------------------
         REPORTING                      SOLE DISPOSITIVE POWER
          PERSON             9
           WITH                         24,796,112 Shares of Class A Common Stock
                                         2,000,000 Shares of Class B Common Stock
                             -------------------------------------------------------------------------------------------------------
                                        SHARED DISPOSITIVE POWER
                             10
                                        Not applicable
------------------------------------------------------------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           24,796,112 Shares of Class A Common Stock
            2,000,000 Shares of Class B Common Stock
------------------------------------------------------------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                                        [ ]
12

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           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
             85% of Class A Common Stock
            100% of Class B Common Stock
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           TYPE OF REPORTING PERSON*
14
           CO
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


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                  This statement constitutes Amendment No. 13 to the Schedule
13D filed with the Securities and Exchange Commission, as amended (the "Statement") with respect to the Class A Common Stock, par value $.50 per share, of Fina, Inc. This statement is being filed on behalf of Petrofina Delaware, Incorporated, American Petrofina Holding Company and PetroFina, S.A. (collectively the "Reporting Persons") to amend Items 2 through 7 and to restate the Statement in its entirety.

ITEM 1.  SECURITY AND ISSUER.

                  Class A Common Stock, par value $0.50 per share (the "Shares") of Fina, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer is P. O. Box 2159, Dallas, Texas 75221-2159.

ITEM 2.  IDENTITY AND BACKGROUND.

                  The response set forth in Item 2 of the Statement is hereby amended and supplemented by the following:

                  This statement is being filed by Petrofina Delaware, Incorporated, a Delaware corporation ("PDI"). PDI is primarily a holding company. The address of PDI is P. O. Box 2159, Dallas, Texas 75221-2159.

                  All of the capital stock of PDI is owned by American Petrofina Holding Company, a Delaware corporation ("APHC"). APHC is a holding company. The address of APHC is P. O. Box 2159, Dallas, Texas 75221-2159.

                  All of the capital stock of APHC is held by PetroFina S.A., a Belgian corporation ("PetroFina"). PetroFina is an international integrated oil company active in all sectors of the petroleum industry. The address of PetroFina's principal executive offices is 52 Rue de l'Industrie, B-1040 Brussels, Belgium.

                  Exhibit A is incorporated herein by reference.

                  During the last five years, none of PDI, APHC or PetroFina nor, to the best knowledge of the Reporting Persons, any of the persons named on Exhibit A has been convicted in any criminal proceeding, nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The response set forth in Item 3 of the Statement is hereby amended and supplemented by the following:

                  PDI will borrow approximately $267,500,000 to pay the cash portion of the merger consideration for the transaction described in Item 4, and related transaction costs. PDI and its affiliates have sufficient borrowing capacity to borrow such funds; however, the Reporting Persons have not yet determined the source of such borrowing. PetroFina will provide the warrant portion of the merger consideration.


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ITEM 4.  PURPOSE OF TRANSACTION.

                  The response set forth in Item 4 of the Statement is hereby amended and supplemented by the following:

                  On February 17, 1998, the Board of Directors of PetroFina approved an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Issuer will be merged (the "Merger") with and into New Fina, Inc., a Delaware corporation and indirect, wholly owned subsidiary of PetroFina, and the Issuer will be the surviving corporation. By virtue of the Merger each Share (other than Shares owned by PDI) will be converted into the right to receive $60 in cash plus one warrant (a "PetroFina Warrant") to purchase nine-tenths (0.9) of one American Depositary Share ("ADS"), each ADS representing one-tenth (0.1) of one ordinary voting share of PetroFina. Each PetroFina Warrant will have an exercise price of $42.25 per ADS and will expire on the fifth anniversary of the effective date of the Merger. Following the Merger, PetroFina will own 100% of the Issuer. The Merger Agreement is attached hereto as Exhibit B, and PetroFina's press release regarding the Merger is attached hereto as Exhibit C.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  The response set forth in Item 5 of the Statement is hereby amended and supplemented by the following:

                  As of February 17, 1998, PDI, APHC and PetroFina beneficially owned, for the purpose of Rule 13d-3 promulgated under the Exchange Act, (i) 24,796,112 Shares, representing approximately 85% of the outstanding Shares and
(ii) 2,000,000 shares of Class B common stock, representing 100% of the Class B Common Stock of the Issuer.

                  Except as set forth in this Item 5, neither PDI, nor any other person controlling PDI, beneficially owns any Shares. Neither PDI, nor any other person controlling PDI has effected any transaction with respect to the Shares during the 60-day period preceding the date of this filing.

                  PetroFina has sole investment and direct voting power over the securities of APHC, which has the same powers over the common stock of PDI. Exhibit A sets forth the name and title of each PetroFina, APHC and PDI officer and director who beneficially owns Shares and sets forth the number of Shares beneficially owned by such person. Exhibit A is incorporated herein by reference.

                  To the best knowledge of the Reporting Persons, none of the directors or officers of PetroFina, APHC or PDI has effected any transaction in the Shares during the 60-day period preceding the date of this filing except ordinary course transactions effected on behalf of certain APHC and PDI directors and officers by the Trustee of the Fina Capital Accumulation Plan.

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

                  The response set forth in Item 6 of the Statement is hereby amended and supplemented by the following:

                  As of December 31, 1997, 809,030 Shares (representing approximately 2.8% of the total number of Shares then outstanding) were registered in the name of "PetroFina B.D.R. Account" against which an equal number of bearer depositary receipts ("BDRs") were outstanding. The BDRs are listed and traded on the Brussels Stock Exchange and entitle the holders thereof to receive all dividends and other rights declared on the Shares underlying the BDRs (the "BDR Shares") and to instruct PetroFina with respect to the voting of the BDR Shares. PetroFina has the power to vote in its discretion all BDR shares in respect of which it does not receive instructions from holders. PetroFina disclaims beneficial ownership of the BDR Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit A                    Directors and Officers of PetroFina,
                                                     APHC and PDI

               Exhibit B                      Agreement and Plan Merger

               Exhibit C                         Press Release dated
                                                  February 17, 1998

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

            February 18, 1998                          /s/ Linda Middleton     *
---------------------------------------                -------------------------
              Date                                          Linda Middleton
                                                            Secretary


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                                  EXHIBIT INDEX

                EXHIBIT                              DESCRIPTION                    PAGE NUMBERING IN SEQUENTIALLY
                -------                              -----------                    ------------------------------
                                                                                            NUMBERED COPY
                                                                                            -------------
                   A                        Directors and Officers of PetroFina,
                                                     APHC and PDI

                   B                        Agreement and Plan of Merger

                   C                        Press Release dated
                                                  February 17, 1998


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